Exhibit G


                              The Southern Company
                         Proposed Notice of Proceedings


         The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an application-declaration (the "Application") under Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53
thereunder.

Capital Funding

         Capital Funding was organized under the laws of Delaware on January 24, 1997. Southern indirectly owns all of the outstanding shares of common stock of Capital Funding. The business of Capital Funding is limited to effecting financing transactions for Southern and its affiliates. In connection with such financing transactions, Southern may enter into one or more guarantee or other credit support agreements in favor of Capital Funding.

Preferred Securities

         Southern wishes to have the flexibility to issue, directly or indirectly through one or more statutory or business trusts, Preferred Securities (including, without limitation, trust preferred securities) (the "Preferred Securities"). Preferred Securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by the board of directors of Southern or Capital Funding, as applicable. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Southern would guarantee certain payments made by any trust and associated with the Preferred Securities.

         The distribution rate to be borne by the Preferred Securities and the interest rate on the subordinated debentures, promissory notes or other debt instruments related to the Preferred Securities will not exceed the greater of
(i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

Debt Securities

         Southern proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, Southern or Capital Funding may issue and sell notes directly to investors. It is proposed that any notes so issued will be unsecured, may be either senior or subordinated obligations of Southern or Capital Funding, as the case may be, may be convertible or exchangeable into common stock of Southern or Preferred Stock and may have the benefit of a sinking fund (the "Debt Securities"). Debt Securities of Capital Funding will have the benefit of a guarantee or other credit support by Southern. Southern will not issue the Debt Securities unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt.

         The interest rate on the Debt Securities will not exceed the greater of
(i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

Preferred Stock

         It is proposed that Southern or Capital Funding may issue and sell from time to time shares of its preferred stock (the "Preferred Stock"). Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of Southern or Capital Funding, as the case may be, pursuant to authority vested in it by the provisions of its certificate of incorporation. The foregoing may include rights of conversion or exchange into common stock of Southern.

         The dividend rate on the Preferred Stock will not exceed the greater of
(i) 150% of the yield on U.S. Treasury securities having a maturity of 30 years or (ii) a gross spread over U.S. Treasury securities that is consistent with comparable securities. Preferred Stock of Capital Funding will have the benefit of credit support by Southern.

Equity-linked Securities

         Southern or Capital Funding may also issue and sell equity-linked Securities, typically in the form of stock purchase units, which combine a security with a fixed obligation (e.g., Debt Securities, Preferred Securities, Preferred Stock or other debt obligations of third parties, including U.S. Treasury securities) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., three to six years after issuance) ("Equity-linked Securities").

Use of Proceeds

         The proceeds of any financing by Capital Funding will be remitted, paid as a dividend, loaned or otherwise transferred to Southern or its designee. The proceeds of the Preferred Securities, Debt Securities, Preferred Stock and Equity-linked Securities will be used to pay dividends to Southern to the extent that may be permitted under the Act and applicable state law, for general corporate purposes, including the reduction of short-term indebtedness, and to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs"), "energy related companies" under Rule 58 and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

Investment Grade Representations

         Southern and/or Capital Funding will not issue any securities (other than common stock) pursuant to this application, unless upon original issuance thereof: (i) the securities, if rated, are rated at least investment grade, and
(ii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Southern hereby requests that the Securities and Exchange Commission (the "Commission") reserve jurisdiction over the issuance of any such securities at any time that the conditions set forth above are not satisfied.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.